CUSIP No. 40251W309	Page 1 of 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

GULF RESOURCES, INC.

(Name of Issuer)

Common Stock, $0.0005 par value

(Title of Class of Securities)

40251W309

(CUSIP Number)

Shandong Haoyuan Industry Group Ltd.
No. 99, Wenchang Road, Chenming Industrial Park
Shuoguang City, Shangdong Province, P.R. China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. *

CUSIP No. 40251W309	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SHANDONG HAOYUAN INDUSTRY GROUP LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,124,733
	8	SHARED VOTING POWER 4,124,733
	9	SOLE DISPOSITIVE POWER 4,124,733
	10	SHARED DISPOSITIVE POWER 4,124,733
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,124,733
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Based on 34,745,342 shares of the Common Stock issued and outstanding on November 9, 2011.

CUSIP No. 40251W309	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MING YANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2, 512,200
	8	SHARED VOTING POWER 4,124,733#
	9	SOLE DISPOSITIVE POWER 2, 512,200
	10	SHARED DISPOSITIVE POWER 4,124,733#
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,636,933#
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%##
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

# 4,124,733 of the 6,636,933 shares are beneficially owned by Shandong Huayuan Industry Group Ltd. (“SHIG”) and Ming Yang by reason of Ming Yang’s control of SHIG, with respect to which he serves as director and executive officer and is the holder of a majority of the issued and outstanding Common Stock.

## Based on 34,745,342 shares of the Common Stock issued and outstanding as of November 9, 2011.

CUSIP No. 40251W309	Page 4 of 7

Amendment No. 1 to Schedule 13D (“Amendment No. 1”)

Shandong Haoyuan Industry Group Ltd., a corporation organized under the laws of the People’s Republic of China (“SHIG”), and Ming Yang hereby amend and supplement the Statement on Schedule 13D filed on February 15, 2007 (the “Original Statement”) and collectively with this Amendment No. 1, the “13D Statement”), with respect to the common stock, $0.0005 par value (the “Common Stock”) of Gulf Resources, Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, there has been no material change in the facts set forth in the Original Statement.

Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning ascribed to such term in the Original Statement.

Item 1.	Security and Issuer.

Item 1 of the Original Statement is hereby amended in its entirety to read as follows:

This statement relates to the common stock, par value $0.0005 per share (the "Common Stock”), of Gulf Resources, Inc., a Delaware corporation (the “Company”), with its principal executive offices at 99 Wenchang Road, Chenming Industrial Park, Shouguang City, Shandong Province, China 262714.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by adding the following to the end thereof:

On February 20, 2012, SHIG executed an investment letter of intent (“LOI”) with Shandong Ocean Bright Stone Industry Fund Management Co., Ltd., an investment fund based in the People’s Republic of China, regarding a potential investment program in China’s bromine exploitation industry, with the objective of consolidating those investments under SHIG and ultimately seeking a stock exchange listing for SHIG in China. The LOI is highly preliminary and conditional, being subject to, among other things, due diligence and the commitment of definitive funding for potential bromine investments in China. SHIG and Ocean Bright are considering the Issuer as a potential principal component to their strategy of consolidating the bromine industry in China, and, accordingly, as a potential candidate for privatization in order to satisfy the listing requirements for SHIG in China.

In connection with the foregoing, SHIG may initiate and hold negotiations with the Issuer with respect to a potential transaction; however, SHIG cannot determine at this time the length of any negotiations, when and if begun, and whether any negotiations, if begun, will lead to any definitive agreement or transaction.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended in its entirety to read as follows:

a)
SHIG is the beneficial owner of 4,124,733 shares of Common Stock, representing 11.9% of the issued and outstanding shares of Common Stock. Mr. Yang is the record owner of 2,512,200 shares of Common Stock, and given his position and majority share ownership of SHIG, may be deemed to be beneficially own 4,124,733 shares of Common Stock held by SHIG. Accordingly, Mr. Yang may be deemed to be the beneficial owner of 6,636,933 shares of Common Stock.

b)
Each of SHIG and Mr. Yang has the shared power to vote and to direct the vote, and the shared power to dispose and to direct the disposition of, 4,124,733 shares of the Common Stock that SHIG owns of record. Mr. Yang has the sole power to vote and direct the vote, and the sole power to dispose and to direct the disposition of, 2,512,200 shares of the Common Stock that he owns of record.

c)	Neither SHIG nor Mr. Yang has effected any transactions in the Common Stock in the past 60 days.

CUSIP No. 40251W309	Page 5 of 7

d)	Not applicable.

e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Statement is hereby amended and supplemented by adding to the end thereof the first  paragraph relating to the LOI set forth above as being added to Item 4.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Original Statement is hereby amended and supplemented by adding the following exhibit to the end thereof:

Exhibit	Description

C	Investment Letter of Intent dated as of February 20, 2012 between Shandong Ocean Bright Stone Industry Fund Management Co., Ltd. and Shandong Haoyuan Industrial Group Co., Ltd.

CUSIP No. 40251W309	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 22, 2012

SHANDONG HAOYUAN INDUSTRY GROUP LTD.

By:	/s/ Ming Yang
Name:	Ming Yang
Title:	Chairman

CUSIP No. 40251W309	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 22, 2012

SHANDONG HAOYUAN INDUSTRY GROUP LTD.

By:	/s/ Ming Yang
Name:	Ming Yang

Investment Letter of Intent

Between

Shandong Ocean Bright Stone IndustryFund Management Co., Ltd.

And

Shandong Haoyuan Industrial Group Co., Ltd.

February 2012

Party A: Shandong Ocean Bright Stone Industry Fund Management Co., Ltd.
Address: 19/F, Building 6# Shuntai Plaza, 2000 Shunhua Road, Jinan High-Tech Industrial Development Zone, Shandong Province

Party B: Shandong Haoyuan Industrial Group Co., Ltd.
Address: 99 Wenchang Road, Shouguang City, Shandong Province

Whereas:

Shandong Ocean Bright Stone Industry Fund Management Co., Ltd. (hereinafter, “Party A”), which was jointly sponsored by Shandong Ocean Investment Co., Ltd., Bright Stone Investment and Management (Beijing) Co., Ltd. and Chia TaiWorldwide Investment Co., Ltd., is a companymanaging the Blue Economic Zone Industry Investment Fund (hereinafter, “Blue Industry Fund”).  The Blue Industry Fund is a national-level industry investment fund approved and formed by the National Development and Reform Commission, with a total size of RMB 30 billion.  The Blue Industry Fund is based in the Blue Economic Zone in Shandong Peninsulaand extended to cover Shandong Province and caters to entire China.  The areas of its investment, operation and managementprimarily include but not limited to marine equipment manufacturing, marine chemical, infrastructure construction, new energy development and energy conservation and environmental protection, new materials industry, biological industry, information industry,  culture industry, industry park construction, logistics,transport and port development as well as other relevant industries.

Shandong Haoyuan Industrial Group Co., Ltd. (hereinafter, “Party B”) is a major enterprise holding group, with its registered capital totaling RMB 500 million and total assets exceeding RMB 2 billion.  The company’s business scope is focused on environmental protecting new materials, energy conserving new materials, marine chemical, cyclic utilizationof marine resources, transformation of desolate beaches, petrochemical, manufacturing of drug substances, real estate and other areas. Its controlled subsidiary, which is the largest bromine producer and a major sea salt producer in China, has more than ten bromine factories.

In order to strongly develop the Blue Marine Economic Zone in Shandong and promote the development of advantageous industries in the Zone, the Parties have reached the following investment intention on the basis of equality and mutual benefit:

1.           Cooperation Objectives

To build a strategic partnership on a win-win and sustained development basis, through both Parties’ close cooperation.

2.           Cooperation Goals

To complement each other’s advantages, improve the overall operation efficiency, expand the company’s operational scale and effectively further the development of the Blue Economic Zone, through this strategic investment cooperation.

2

3.           Cooperation Content

(a)	Party A’s Rights and Obligations

(i)
Party A will make use of the capital advantages of its managed Blue Industry Fund and theadvantages in industry policies and research so as to provide strategic guidance and funding support to Party A in all aspects.

(b)	Party B’s Rights and Obligations

(i)	In order to successfully complete the strategic investment, Party B will make every effort to cooperate in Party A’s relevant due diligence work.

(ii)
After the strategic investors are brought in the company, Party B will carry out the production and operation activities and the integration of its controlled subsidiaries according to the definitive strategies, solidify its leadership role in China’s bromine exploitation and deep processing industries through newly established companies and mergers and acquisitions, and actively proceed with the domestic listing and strive to achieve a good return on investment for the strategic investors.

4.           Miscellaneous

(a)	After the execution of this Agreement, the Parties will formulate the detailed plan for investment implementation so as to implement the relevant contents hereof.

(b)	The cooperation businesses hereunder and relevant detailed investment provisions will be subject to supplementary agreements otherwise executed by the Parties.

(c)	The cooperation between the Parties is not intended to aim at any third party and will not affect the Parties’ cooperation with other parties.

(d)	Each Party shall fulfill itsobligation to keep confidential in due care the other Party’s trade secrets that have become that Party’s knowledge.

(e)	This Letter of Intent is made in six copies, with each Party holding three, and all copies of which shall be equally authentic upon affixing with signatures and seals by both Parties.

3

(No Main Text on This Page)

Party A: Shandong Ocean Bright Stone Industry Fund Management Co., Ltd.

/Seal/

Signature:	/s/ Wang Tao
(Legal or Authorized Representative)

Party B: Shandong Haoyuan Industrial Group Co., Ltd.

/Seal/

Signature:	/s/ Yin Mingyi
(Legal or Authorized Representative)

February 20, 2012

4